June 30, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (215) 790-4732

Mr. David A. Simon
Vice President and Chief Financial Officer
EBL&S Property Management, Inc.
230 South Broad Street, Mezzanine Level
Philadelphia, PA  19102

      Re:	National Property Analysts Master Limited Partnership
      Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-24816

Dear Mr. Simon:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 5, Major Tenant, page F-9
1. We note that you entered into an agreement to sell the Bowling Green property in October 2004 and that the sale is expected close in the second quarter of 2005. Please tell us how you considered paragraphs 30 and 43 of SFAS 144 for discontinued operations reporting related to this disposition.

Note 6, Impairment or Disposal of Long-Lived Assets, page F-10
2. We note that gains recognized on property sales referenced here and the 2002 sales referenced in Note 5 on page F-9 include the forgiveness of your wraparound mortgages with respect to each property. We also note on page F-8 that NPAEP and PVPG collectively own 97% of the outstanding balance of the wraparound mortgages. Please explain to us in sufficient detail the circumstances in which you and the holder of the wraparound mortgage are released from all liability under the wraparound mortgage and third-party underlying mortgage obligation. For instance, did the buyer in each of these transactions assume the underlying mortgage obligation? In addition, please advise us of any related party relationship with the buyer(s).
3. Please explain to us the principle differences in the amounts disclosed as the net gain on property dispositions referenced here and amounts disclosed as forgiveness of wraparound mortgages in Note
9 on page F-11 compared to amounts reported in your statement of operations for each of the years ended December 31, 2004, 2003 and 2002.

Note 7, Ground Leases / Finance Lease Obligation, pages F-10 - F-
11
4. We note the terms of your 1991 sale-leaseback transaction provide that "title to the buildings will be conveyed to the buyer with no additional consideration and any amounts still outstanding under the respective wraparound mortgages will remain the liability of NPAMLP."
In light of this provision, please tell us the lender of each of the wraparound mortgages and explain the circumstances under which this debt was forgiven during 2002 and 2004. In addition, please cite the relevant accounting literature that you rely on to support gain recognition.

Note 9, Wraparound Mortgages, page F-11

5. Your disclosure indicates you refinanced the underlying mortgage on Lake Mary at discounted terms, resulting in a gain on forgiveness of debt of $2.2 million. Please tell us the lender of the underlying mortgage and summarize the relevant terms of this refinancing and how it resulted in the forgiveness of debt. In addition, please support your basis in accounting for gain recognition and how you considered paragraphs 16-18 of SFAS 15 and EITF 02-4.

6. Please tell us the amount of the unamortized discount of the Lake
Mary wraparound mortgage prior to refinancing the underlying mortgage and how you accounted for this discount subsequent to modification.
In your response, tell us how you evaluated this modification under
EITF 96-19 to determine whether the modification was substantial.

Note 15, Future Interest Agreement, page F-13 and F-14
7. We note that you modified the terms of your wraparound mortgages held by NPAEP and PVPG effective January 2003. We also note on page
23 that you expect to realize significant reductions in interest that you would have been obligated to pay under the original agreement. Please explain to us in sufficient how you evaluated this modification under EITF 96-19 to determine whether the modification was substantial.

Item 9(a), Controls and Procedures, page 24

8. Please revise Item 9(a) to state whether you evaluated the effectiveness of disclosure controls and procedures as of the end of the period as required by Item 307 of Regulation S-K.


*  *  *  *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

??

??

??

??

Mr. David A. Simon
National Property Analysts Master Limited Partnership
June 30, 2005
Page 1